Page 1 of 15 Pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          SONUS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    835692104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835692104                         Page 2 of 15 pages
---------------------------------------------------------------
(1)            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Aperture Associates, L.P.
            94-3128732
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                        (a)  / /
                                        (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              448,334
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         0
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              448,334
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              0

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

            448,334
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.2%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

            PN
---------------------------------------------------------------

CUSIP No. 835692104                         Page 3 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            Horsley Bridge Partners, Inc.
            16-1193261
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                              (a)  / /
                                              (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         574,783
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              574,783

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

            574,783
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.7%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

            IA, CO
---------------------------------------------------------------

CUSIP No. 835692104                         Page 4 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            Kevin P. Wright
            ###-##-####
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                             (a)  / /
                                             (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         448,334
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              448,334

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

        448,334
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.2%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

            IN
---------------------------------------------------------------

CUSIP No. 835692104                         Page 5 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            Aperture Partners, L.P.
            94-3128731
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                             (a)  / /
                                             (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         448,334
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              448,334

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           448,334
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

           PN
---------------------------------------------------------------

CUSIP No. 835692104                         Page 6 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            S. Phillip Horsley
            ###-##-####
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                             (a)  / /
                                             (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         574,783
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              574,783

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           574,783
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.7%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

           IN
---------------------------------------------------------------

CUSIP No. 835692104                         Page 7 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            Gary L. Bridge
            ###-##-####
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                             (a)  / /
                                             (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         574,783
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              574,783

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           574,783
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.7%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

           IN
---------------------------------------------------------------

CUSIP No. 835692104                         Page 8 of 15 pages
---------------------------------------------------------------
(1)      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

            N. Dan Reeve
            ###-##-####
----------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Instructions)
                                             (a)  / /
                                             (b)  /x/
---------------------------------------------------------------
(3)      SEC USE ONLY

---------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
---------------------------------------------------------------
                     (5)      SOLE VOTING POWER
                              0
                     -----------------------------------
NUMBER OF SHARES     (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY         448,334
EACH REPORTING PERSON-----------------------------------
WITH                 (7)      SOLE DISPOSITIVE POWER
                              0
                     -----------------------------------
                     (8)      SHARED DISPOSITIVE POWER
                              448,334

---------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           448,334
---------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                             / /

---------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

           IN
---------------------------------------------------------------

                                             Page 9 of 15 Pages

ITEM 1.

     (a)  NAME OF ISSUER.  Sonus Pharmaceuticals, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               22026 20th Avenue Southeast
               Suite 102
               Bothell, Washington  98021

ITEM 2.

     (a)  NAME OF PERSON FILING.

               Pursuant to Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Amendment No. 1 on behalf of Aperture Associates, L.P. ("Aperture"), Horsley Bridge Partners, Inc. ("HBP"), Kevin P. Wright ("Wright"), Aperture Partners, L.P. ("Aperture Partners"), S. Phillip Horsley ("Horsley"), Gary
L. Bridge ("Bridge") and N. Dan Reeve ("Reeve"). Aperture, HBP, Wright, Aperture Partners, Horsley, Bridge and Reeve are sometimes hereinafter collectively referred to as the "Reporting Persons."

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

               The principal business office of Aperture, HBP, Aperture Partners, Horsley, Bridge and Reeve is:

                    505 Montgomery Street
                    San Francisco, California  94111

               The principal business office of Wright is:

                    Venture Capital Development
                    Eastman Kodak Company
                    Building 83, Room 716
                    1999 Lake Avenue
                    Rochester, New York  14650


     (c)  CITIZENSHIP.

               Each of Aperture, HBP and Aperture Partners is organized in the State of Delaware.

               Each of Wright, Horsley, Bridge and Reeve is a citizen of the U.S.A.

                                             Page 10 of 15 Pages

     (d)  TITLE OF CLASS OF SECURITY.

               Common Stock

     (e)  CUSIP NUMBER.

               835692104

ITEM 3.

          Not applicable.

ITEM 4.   OWNERSHIP.

          With respect to Aperture:

          (a)  Amount Beneficially Owned:         448,334

          (b)  Percent of Class:                  5.2%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or
                     to direct the vote:          448,334

               (ii)  shared power to vote or
                     to direct the vote:          None

               (iii) sole power to dispose
                     or to direct the
                     disposition of:              448,334

               (iv)  shared power to dispose
                     or to direct the
                     disposition of:              None

          With respect to Wright, Aperature Partners and Reeve:

          (a)  Amount Beneficially Owned:         448,334

          (b)  Percent of Class:                  5.2%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or
                     to direct the vote:          None

               (ii)  shared power to vote or
                     to direct the vote:          448,334

                                             Page 11 of 15 Pages

               (iii) sole power to  dispose
                     or to direct the
                     disposition of:              None

               (iv)  shared power to dispose
                     or to direct the
                     disposition of:              448,334

          With respect to HBP, Horsley and Bridge:

          (a)  Amount Beneficially Owned:         574,783

          (b)  Percent of Class:                  6.7%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or
                     to direct the vote:          None

               (ii)  shared power to vote or
                     to direct the vote:          574,783
               (iii) sole power to  dispose
                     or to direct the
                     disposition of:              None

               (iv)  shared power to dispose
                     or to direct the
                     disposition of:              574,783


          This statement relates to shares of Common Stock and warrants of the Issuer which are held by Aperture and Horsley Bridge Fund II, L.P., a Delaware limited partnership ("HB Fund II").

          HBP, Wright and Aperture Partners are the general partners of Aperture. The power to vote or to direct the vote and to dispose or to direct the disposition of such Common Stock is exercised by the general partners of Aperture through a Management Committee comprised of Wright, Horsley, Bridge and Reeve. Horsley and Bridge are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP. In addition, Horsley and Bridge are two of the three general partners of Aperture Partners. Reeve is an employee of HBP and is the third general partner of Aperture Partners.

          HBP and HBF Partners II, L.P., a Delaware limited partnership, are the general partners of HB Fund II. Mr. Horsley and Mr. Bridge are the general partners of HBF Partners II, L.P. The power to vote or to direct the voting and to dispose or to direct the disposition of the Common Stock held by HB Fund II is held by HBP, which acts as the Managing General Partner of HB

                                             Page 12 of 15 Pages

Fund II pursuant to the terms of the Partnership Agreement. Mr. Horsley and Mr. Bridge, who are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP, may be deemed to share the voting and dispositive power held by HBP. Mr. Horsley and Mr. Bridge also may be deemed to share such voting and dispositive power because of their status as general partners of HBF Partners II, L.P., which also serves as a general partner of HB Fund II.

          The business address of HB Fund II and HBF Partners II, L.P. is:
     505 Montgomery Street, San Francisco, California 94111.

          As of December 31, 1996, Aperture owned 395,976 shares of Common Stock of Sonus Pharmaceuticals, Inc. and warrants, which were then exercisable, for the purchase of an additional 52,358 shares of Common Stock of Sonus Pharmaceuticals, Inc. These holdings have previously been reported on a Schedule 13G filed with the Securities and Exchange
Commission on January 24, 1996.

          The subsequent acquisitions of Common Stock of the Issuer that are being reported pursuant to this statement on Schedule 13G were not cash purchases, but rather were the result of the receipt of 126,449 shares of Common Stock of the Issuer by HB Fund II in a distribution from Enterprise Partners II, L.P., a limited partnership in which HB Fund II is a limited partner.

          Pursuant to Rule 13d-4 of Regulation 13D-G of the General Rules and Regulations under the Act: Aperture Partners, Horsley, Bridge and Reeve each disclaim beneficial ownership of the Common Stock of the Issuer owned by Aperature; Horsley and Bridge each disclaim beneficial ownership of the Common Stock of the Issuer owned by HB Fund II; and the filing of this Statement by such Reporting Persons shall not be construed as an admission that such Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of such Common Stock.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

                                             Page 13 of 15 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10.  CERTIFICATION.

               Not applicable.



           [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                             Page 14 of 15 Pages

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997     APERTURE ASSOCIATES, L.P.

                              By:   Horsley Bridge Partners, Inc.
                              Its:  General Partner


                                    By:  /S/ PHILLIP HORSLEY
                                          Phillip Horsley
                                    Its:  President


                              HORSLEY BRIDGE PARTNERS, INC.


                              By:       /S/ PHILLIP HORSLEY
                                      Phillip Horsley
                              Its:  President



                                    /S/ KEVIN P. WRIGHT
                                           KEVIN P. WRIGHT



                              APERTURE PARTNERS, L.P.


                              By:       /S/ PHILLIP HORSLEY
                                           Phillip Horsley
                              Its:  General Partner



                                     /S/ PHILLIP HORSLEY
                                    PHILLIP HORSLEY



                                    /S/ GARY L. BRIDGE
                                    GARY L. BRIDGE



                                   /S/ N. DAN REEVE
                                    N. DAN REEVE